Exhibit 99.1

CELLEBRITE ANNOUNCES “REDEMPTION FAIR MARKET VALUE” IN CONNECTION WITH REDEMPTION OF ALL OUTSTANDING WARRANTS

TYSONS CORNER, Va. and PETAH TIKVA, Israel, August 30, 2024 (GLOBE NEWSWIRE) – Cellebrite DI Ltd. (Nasdaq: CLBT) (“Cellebrite,” the “Company” or “we”), a global leader in premier Digital Investigative solutions for the public and private sectors, announced today the “Redemption Fair Market Value” in connection with its previously announced redemption of its warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”).

On August 15, 2024, the Company announced that it will redeem all of its Warrants that remain outstanding at 5:00 p.m. New York City time on September 16, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant. Warrant holders may elect to exercise their Warrants for cash or on a “cashless basis” before 5:00 p.m. New York City time on the Redemption Date, subject to the terms of the Company’s previously issued notice of redemption (as revised, the “Notice of Redemption”). The “Redemption Fair Market Value” announced today is used to determine the number of Ordinary Shares that will be issued to Warrant holders who exercise their warrants on a “cashless basis” (a “Make-Whole Exercise”). Based on the Redemption Fair Market Value, Warrant holders who exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise prior to the Redemption Date will receive 0.342 Ordinary Shares per Warrant.

The Warrants include (i) the outstanding public warrants to purchase Ordinary Shares (the “Public Warrants”) issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”), which were originally issued by TWC Tech Holdings II Corp. (“TWC”) in connection with its initial public offering and subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”) and (ii) the outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) originally issued by TWC in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC, and converted into warrants to purchase Ordinary Shares of the Company as a result of the Business Combination, on the same terms as the outstanding Public Warrants.

Today, at the direction of the Company, the information agent, D.F. King & Co., Inc. (the “Information Agent”), and the warrant agent, Equiniti (the “Warrant Agent”), have delivered a notice (the “Notice of Redemption Fair Market Value”) to each of the registered holders of the outstanding Warrants, informing them that: (i) the Redemption Fair Market Value is $16.72, and (ii) as a result, holders of Warrants who exercise their Warrants on a “cashless basis” will receive 0.342 Ordinary Shares per Warrant.

Prior to 5:00 p.m. New York City time on the Redemption Date, Warrantholders may elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share, or (2) surrender their Warrants on a “cashless basis” pursuant to a Make-Whole Exercise, in which case the surrendering holder will receive 0.342 Ordinary Shares per Warrant. For additional information, including information on how holders may exercise their Warrants, please refer to the Notice of Redemption.

The Company has obtained a ruling (the “Ruling”) from the Israeli Tax Authorities, as further described in the Notice of Redemption, that exempts the Company from the potential obligation to withhold tax upon the issuance of Ordinary Shares to holders (“Qualified Holders”) of the Public Warrants who effect a Make-Whole Exercise and meet the requirements of the Ruling. Warrantholders who exercise for cash and Warrantholders who are not Qualified Holders will be subject to Israeli withholding tax requirements.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price, net of any applicable tax withholding, or as otherwise described in the Notice of Redemption.

The Ordinary Shares and the Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “CLBT” and “CLBTW,” respectively. We understand from Nasdaq that September 13, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on Nasdaq.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent at:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

Stockholders and All Others Call Toll-Free: (800) 431-9643

Email: CLBTW@dfking.com

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigative platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on X at @Cellebrite.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, statements related to the Redemption Date and withholding tax. Such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media

Victor Cooper
Sr. Director of Corporate Communications + Content Operations
Victor.cooper@cellebrite.com
+1 404.804.5910

Investor Relations

Andrew Kramer
Vice President, Investor Relations
investors@cellebrite.com
+1 973.206.7760

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